Press Release

U.S. Local Online/Interactive/Digital Ad Revenues to Reach $38.1B in 2016, According to BIA/Kelsey

Updated forecast shows local interactive media growing at a compound annual growth rate of 12.4 percent between 2011 and 2016

CHANTILLY, Va. (Nov. 14, 2012) - BIA/Kelsey, advisor to companies in the local media industry, expects the overall U.S. local media market to grow moderately through 2016, at a 2.1 percent compound annual growth rate. In the fall update to the firm’s U.S. Local Media Forecast (20011-2016), the firm forecasts total U.S. local media advertising revenues to reach $147.1 billion by 2016.

BIA/Kelsey forecasts ad revenues for the online/interactive/digital segment of the U.S. local media market to grow from $21.2 billion in 2011 to $38.1 billion in 2016 (12.4 percent CAGR).

“Search advertising still dominates interactive spending, accounting for slightly more than 51 percent of the total online market,” said Matt Booth, chief strategy officer and program director, Interactive Local Media, BIA/Kelsey. “Overall, we remain very bullish on interactive spending, and especially on new mobile monetization methods like point-of-sale offerings that are showing performance improvements. In fact, we expect mobile growth to offset some of the slowing in core search and display in the outer years of the forecast.”

Local search will grow faster than the overall search market, from $5.7 billion in 2011 to $10.2 billion in 2016 (12.1 percent CAGR). Similarly, the U.S. local display market will outpace the overall display market, growing from $2.4 billion in 2011 to $5.1 billion in 2016 (16.2 percent CAGR).

The firm’s forecast will provide the context for BIA/Kelsey’s upcoming Interactive Local Media West (ILM West) conference, Dec. 4-6, in Los Angeles. ILM West, the leading event in the local digital arena for nearly 10 years, will draw from the forecast to thoroughly examine what’s shaping digital media and marketing in 2013. This year’s program is built around the theme, “Leading in Local,” featuring nearly 50 leaders from across the local industry, including keynote speakers Jason Finger, CEO, CityGrid Media; David Krantz, CEO, YP; Dan Levy, Director, Global SMB Markets, Facebook; Todd Rowe, Managing Director, SMB Global Sales, Google; and Vikram Sharma, CEO, Gannett Digital Marketing Services.

Details about the ILM West conference, including speakers, agenda, sponsors and online registration are available at www.biakelsey.com/ilmwest2012.

About the U.S. Local Media Forecast (2011-2016)

BIA/Kelsey defines the local media advertising marketplace as those media that provide local audiences to all types of advertisers. To prepare this forecast, BIA/Kelsey analysts gathered as much proprietary and secondary information as available by segment; generated preliminary forecasts by segment, which were discussed with leaders within key segments; included third-party and public company reports to adjust and fine-tune forecasts; tied a bottom-up approach with a top-down approach; and utilized long-standing industry expertise and knowledge to adjust drivers and key assumptions. The forecast is issued annually each spring and updated in the fall.

The U.S. Local Media Forecast (2011-2016) is comprised of an overall forecast of the local media market, plus five distinct forecasts for each of BIA/Kelsey’s main coverage areas: Interactive Local Media, Mobile Local Media, Social Local Media, Video Local Media and Directional Media/Yellow Pages (The Kelsey Report). BIA/Kelsey clients have access to forecasts for each of the advisory services to which they subscribe. For information on becoming a client, call (800) 331-5086 or email spasswaiter@biakelsey.com.

A “Full Edition” of the forecast is available for purchase. It includes a national overview of U.S. spending in local markets and topline forecasts of key media segments (e.g., newspapers, radio, video, television: over-the-air and cable, out-of-home, direct mail, directories—print and Internet Yellow Pages, magazines, online, mobile, social).The 80-plus-page Full Edition may be purchased by non-clients for $1,895 and at a discounted rate by clients of BIA/Kelsey advisory services. For more information, visit http://www.biakelsey.com/Research-and-Analysis/Forecasts/US-Local-Media-Forecast-Full-Edition/ or email sales@biakelsey.com.

About BIA/Kelsey

BIA/Kelsey advises companies in the local media space through consulting and valuation services, research, Continuous Advisory Services and conferences. Since 1983, BIA/Kelsey has been a resource to the media, mobile advertising, telecommunications, Yellow Pages and electronic directory markets, as well as to government agencies, law firms and investment companies looking to understand trends and revenue drivers. BIA/Kelsey’s annual conferences draw executives from across industries seeking expert guidance on how companies are finding innovative ways to grow. Additional information is available at http://www.biakelsey.com, on the company’s Local Media Watch blog, Twitter (http://twitter.com/BIAKelsey) and Facebook (http://www.facebook.com/biakelsey).

For more information contact:

Eileen Pacheco

For BIA/Kelsey

(508) 888-7478

eileen@tango-group.com

Robert Udowitz

For BIA/Kelsey

(703) 621-8060

rudowitz@biakelsey.com